November 15, 2019

Christopher Capelli, M.D.
Director and Chief Executive Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, TX 77081

       Re: Soliton, Inc.
           Registration Statement on Form S-1
           Filed November 8, 2019
           File No. 333-234597

Dear Dr. Capelli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Cavas S. Pavri, Esq.